GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588     Facsimile:  (604) 688-4933

Email:  gtuskey@telus.net

August 18, 2005

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Mr. John Zitko,

                  Mr. David Link

                  Division of Corporation Finance

Dear Messrs. Zitko and Link:

Re:  Trend Technology Corporation (the "Company")

        - Amendment No. 3 to Registration Statement on Form 10-SB12G

        - File No. 000-50978

        - Filed on June 14, 2005

         - Form 10-KSB for the fiscal year ended March 31, 2005

         - File No. 000-50978

We provide the following responses to your comment letter dated August 4, 2005.  We have enclosed three black-lined copies and one clean copy of amendment number 4 to the 10-SB registration statement.

General

1.

In order to facilitate your review of our response to this comment, I have broken the response down into the six component parts set out in paragraph 1 of your re-issued comment.  Each part of your comment is reproduced in bold followed by our response.  As requested, we have deleted references to Canadian listed issuers in this response.  Where historical information requested by your office is not within the writer’s personal knowledge, I have obtained such information through searches of EDGAR filings.

(1)

Every public entity with which any principal, or any affiliate of either a principal or the company has been or is associated with, including but not limited to such principal’s or affiliate’s involvement as a principal, accountant, attorney, consultant, shareholder (if the company was a development stage company when it went public), or promoter:

Gerald R. Tuskey

The extent of legal work done for the clients listed below varies.  In some cases, I acted for a brief period of time and my involvement was nothing more than filing one or more quarterly reports.  In other cases, I assisted clients from incorporation through to a quotation on the OTC BB.  Companies which are or were subject to Rule 419 are noted.  It is possible that various of these clients were subject to Rule 419 before they became my clients.  Where I am aware of a reverse merger, I have put the words “Reverse merger” and the date of the accompanying news release or 8K filing.  Some of the reverse merger dates are provided based on EDGAR searches as I did not represent the companies at the time of the RTO nor was I personally involved.  Where I am listed as a “former initial director”, I took on this role while incorporating the company.  There is one company for which I am acting as a director and officer.  This company is Pacific Alliance Ventures Ltd.  I am a principal shareholder and “promoter” of Trend Technology Corporation.  These two companies have not been involved in any merger transaction or reverse merger transaction.

Amnis Systems Inc.

Bidhit.com, Inc.

Big Cat Mining Corp.

Bingo.com, Ltd.

Blue Moon Investments (Rule 419)

Cascadia Capital Corporation

Cheetah Oil & Gas Ltd.

Consumer Marketing Corp. (Rule 419), (No longer reporting)

CYOP Systems International Inc.

Edgetech Services Inc.

Eastern Management Corp. (Rule 419) (No longer reporting)

Eye Catching Marketing Corp. (Rule 419)

Fidelity Capital Concepts Limited

GeoAlert Inc.

Investment Associates Inc. (Rule 419)

Lions Gate Investment Limited

McNab Creek Gold Corp.

Pacific Alliance Ventures Ltd.

Searchlight Systems Inc.

Trend Technology Corporation

Tripacific Development Corp. (Rule 419) (No longer reporting)

Triwest Management Resources Corp. (Rule 419) (No longer reporting)

Keith Ebert

Cascadia Capital Corporation

CYOP Systems International Inc.

Fidelity Capital Concepts Limited

Lions Gate Investment Limited

McNab Creek Gold Corp.

Trend Technology Corporation

Worldwide Promotional Products Corporation

Gerald J. Shields

Cascadia Capital Corporation

CYOP Systems International Inc.

Fidelity Capital Concepts Limited

Lions Gate Investment Limited

Offshore Systems International Ltd. (TSX Senior Board, OTC BB)

Pacific Alliance Ventures Ltd.

Trend Technology Corporation

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation Trend Technology Corporation

(2)

Specify for each such entity the nature and extent of the principal’s or affiliate’s involvement:

Gerald R. Tuskey

Amnis Systems Inc. – Acted as Attorney

Bidhit.com, Inc. – Acted as Attorney

Big Cat Mining Corp. – Act as Attorney

Bingo.com, Ltd. – Act as Attorney, Shareholder

Blue Moon Investments (Rule 419) – Act as Attorney

Cascadia Capital Corporation – Former Initial Director and Acted as Attorney

Cheetah Oil & Gas Ltd. – Act as Attorney

Consumer Marketing Corp. (Rule 419), (No longer reporting) – Acted as Attorney

CYOP Systems International Inc. – Former Initial Director and Acted as Attorney

Edgetech Services Inc. – Acted as Attorney

Eastern Management Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Eye Catching Marketing Corp. (Rule 419) – Act as Attorney

Fidelity Capital Concepts Limited – Former Initial Director and Acted as Attorney

GeoAlert Inc. – Acted as Attorney

Investment Associates Inc. (Rule 419) – Act as Attorney

Lions Gate Investment Limited – Former Initial Director and Acted as Attorney

McNab Creek Gold Corp. – Act as Attorney

Pacific Alliance Ventures Ltd. – Act as Attorney; Director and Officer, Shareholder

Searchlight Systems Inc. – Acted as Attorney

Trend Technology Corporation – Former Director, Act as Attorney, Shareholder, Promoter

Tripacific Development Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Triwest Management Resources Corp. (Rule 419) (No longer reporting) – Acted as Attorney

Keith Ebert

Cascadia Capital Corporation – Former Director and Shareholder

CYOP Systems International Inc. – Former Director and Shareholder

Lions Gate Investment Limited – Former Director and Shareholder

Fidelity Capital Concepts Limited – Former Director and Shareholder

McNab Creek Gold Corp. – Incorporator, former initial director and former initial shareholder

Trend Technology Corporation – Incorporator, former initial director and former initial shareholder

Worldwide Promotional Products Corporation - Shareholder

Gerald J. Shields

Cascadia Capital Corporation – Shareholder

CYOP Systems International Inc. – Shareholder

Fidelity Capital Concepts Limited – Shareholder

Lions Gate Investment Limited – Shareholder

Offshore Systems International Ltd. (TSX Senior Board, OTC BB) - Director

Pacific Alliance Ventures Ltd. – Shareholder

Trend Technology Corporation – Director, Shareholder

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation – Vice President of Exploration and Acquisitions, Shareholder Trend Technology Corporation – Vice President of Exploration

(3)

Indicate for each such entity whether or not a principal or affiliate of either a principal or the company was in any way involved in an offering of securities by such entity and if so describe in reasonable details the extent and nature of such involvement:

Gerald R. Tuskey

Amnis Systems Inc. (1)

Bidhit.com, Inc. (1)

Big Cat Mining Corp. (1)

Bingo.com, Ltd. – Subscribed for private placement.

Blue Moon Investments (Rule 419) (1)

Cascadia Capital Corporation - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

Cheetah Oil & Gas Ltd.(1)

Consumer Marketing Corp. (Rule 419), (No longer reporting) (1)

CYOP Systems International Inc. - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

Edgetech Services Inc. (1)

Eastern Management Corp. (Rule 419) (No longer reporting) (1)

Eye Catching Marketing Corp. (Rule 419) (1)

Fidelity Capital Concepts Limited - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

GeoAlert Inc. (1)

Investment Associates Inc. (Rule 419) (1)

Lions Gate Investment Limited - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

McNab Creek Gold Corp. (1)

Pacific Alliance Ventures Ltd. - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

Searchlight Systems Inc. (1)

Trend Technology Corporation - Invited a small group of friends, relatives and business associates to subscribe on the same terms as other seed stock shareholders.

Tripacific Development Corp. (Rule 419) (No longer reporting) (1)

Triwest Management Resources Corp. (Rule 419) (No longer reporting) (1)

Keith Ebert

Cascadia Capital Corporation – Received initial issuance of shares from treasury in consideration for efforts in organizing the Company, offered seed stock to his father, Neville Ebert, on the same terms as all other seed stock subscribers.

CYOP Systems International Inc. – Received initial issuance of shares from treasury in consideration for efforts in organizing the Company, offered seed stock to his father, Neville Ebert, on the same terms as all other seed stock subscribers.

Lions Gate Investment Limited – Received initial issuance of shares from treasury in consideration for efforts in organizing the Company, offered seed stock to his father, Neville Ebert, on the same terms as all other seed stock subscribers.

Fidelity Capital Concepts Limited – Received initial issuance of shares from treasury in consideration for efforts in organizing the Company, offered seed stock to his father, Neville Ebert, on the same terms as all other seed stock subscribers.

McNab Creek Gold Corp. – Initial incorporating shareholder, shares were transferred to new director upon Mr. Ebert severing involvement with the company.  No involvement in any other offering of securities.

Trend Technology Corporation (1)

Worldwide Promotional Products Corporation – Shareholder, subscribed for private placement

Gerald J. Shields

Cascadia Capital Corporation – Subscribed for seed stock shares, seed stock shares also purchased by spouse, Jane Shields, and father-in-law, Tom Simmons.

CYOP Systems International Inc. - Subscribed for seed stock shares, seed stock shares also purchased by spouse, Jane Shields, and father-in-law, Tom Simmons.

Fidelity Capital Concepts Limited - Subscribed for seed stock shares, seed stock shares also purchased by spouse, Jane Shields, and father-in-law, Tom Simmons.

Lions Gate Investment Limited - Subscribed for seed stock shares, seed stock shares also purchased by spouse, Jane Shields, and father-in-law, Tom Simmons.

Offshore Systems International Ltd. (TSX Senior Board, OTC BB) (1)

Pacific Alliance Ventures Ltd. – Subscribed for seed stock shares on same terms as all other seed stock subscribers.

Trend Technology Corporation – Subscribed for seed stock shares on same terms as all other seed stock subscribers.

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation – Received shares in consideration for option on mining exploration properties Trend Technology Corporation (1)

(1)

Not involved in an offering of securities for this entity.

(4)

For each such entity whether or not such entity is or was subject to Rule 419 or otherwise qualifies or qualified as a “blank check” company:

Blue Moon Investments (Rule 419)

Cascadia Capital Corporation (formerly subject to Rule 419)

Consumer Marketing Corp. (Rule 419), (No longer reporting)

CYOP Systems International Inc. (formerly subject to Rule 419)

Eastern Management Corp. (Rule 419) (No longer reporting)

Eye Catching Marketing Corp. (Rule 419)

Fidelity Capital Concepts Limited (formerly subject to Rule 419)

Investment Associates Inc. (Rule 419)

Lions Gate Investment Limited (formerly subject to Rule 419)

Tripacific Development Corp. (Rule 419) (No longer reporting)

Triwest Management Resources Corp. (Rule 419) (No longer reporting)

(5)

For each such entity whether or not such entity was involved in any merger transaction, including but not limited to a “reverse merger” transaction as well as any principal’s or affiliate’s role in such transaction(s):

Gerald R. Tuskey

Amnis Systems Inc. – Reverse Merger (September 14, 2000) – Acted as counsel.

Bidhit.com, Inc.

Big Cat Mining Corp.

Bingo.com, Ltd. – Merged with subsidiary on October 15, 2004 – merger completed to effect a continuation of the company’s jurisdiction from Florida to Anguilla, B.W.I. – acted as legal counsel in preparation of S-4.

Blue Moon Investments (Rule 419)

Cascadia Capital Corporation – Reverse Merger (September 19, 2002) – No role in transaction.

Cheetah Oil & Gas Ltd.

Consumer Marketing Corp. (Rule 419), (No longer reporting)

CYOP Systems International Inc.

Edgetech Services Inc. – Reverse Merger (May 22, 2002) – Acted as counsel.

Eastern Management Corp. (Rule 419) (No longer reporting)

Eye Catching Marketing Corp. (Rule 419)

Fidelity Capital Concepts Limited - Reverse Merger (November 16, 2004) – No role in transaction.

GeoAlert Inc.

Investment Associates Inc. (Rule 419)

Lions Gate Investment Limited - Reverse Merger (January 30, 2004) – No role in transaction.

McNab Creek Gold Corp.

Pacific Alliance Ventures Ltd.

Searchlight Systems Inc.

Trend Technology Corporation

Tripacific Development Corp. (Rule 419) (No longer reporting)

Triwest Management Resources Corp. (Rule 419) (No longer reporting)

Keith Ebert

Cascadia Capital Corporation – Reverse Merger (September 19, 2002) – No role in transaction.

CYOP Systems International Inc.

Lions Gate Investment Limited - Reverse Merger (January 30, 2004) – Assisted in identifying merger candidate, has acted on the board of directors of the merged company, Dobi Medical International Inc.

Fidelity Capital Concepts Limited - Reverse Merger (November 16, 2004) – No role in transaction.

McNab Creek Gold Corp.

Trend Technology Corporation

Worldwide Promotional Products Corporation

Gerald J. Shields

Cascadia Capital Corporation – Reverse Merger (September 19, 2002) – No role in transaction.

CYOP Systems International Inc.

Fidelity Capital Concepts Limited - Reverse Merger (November 16, 2004) – No role in transaction.

Lions Gate Investment Limited - Reverse Merger (January 30, 2004) – No role in transaction.

Offshore Systems International Ltd. (TSX Senior Board, OTC BB)

Pacific Alliance Ventures Ltd.

Trend Technology Corporation

Leonard MacMillan

Mr. MacMillan has not acted as officer or director of any public companies other than Trend Technology Corp. Mr. MacMillan is an officer and director of Lexaria Corp. and Dayton Boots Enterprises Inc.  Both Lexaria Corp. and Dayton Boots Enterprises Inc. are private Nevada companies.  Lexaria Corp. is an oil and gas exploration company and Dayton Boots is a footwear manufacturing company.  Mr. MacMillan was appointed to his positions with Lexaria Corp. in January, 2005 and was appointed to his positions with Dayton Boots on October 6, 2004.

Gerry Diakow	Cascadia Capital Corporation – Reverse Merger (September 19, 2002) – No role in transaction. Trend Technology Corporation

(6)

Whether any principal or any affiliate of either a principal or the company has ever acted as a broker or dealer in any transaction, and if so describe such activities:

None of the individuals listed in the charts above have ever acted as a broker or dealer in any transaction for any of the companies listed.  There is one exception, during the period July, 1995 to May, 1997, Mr. Ebert was employed by C.M. Oliver & Company Limited as manager of North American West Coast Institutional Sales.  C.M. Oliver was a registrant with the Investment Dealers Association of Canada and was a member of the Toronto Stock Exchange.  C.M. Oliver raised approximately $7.5 million for Arawak Energy Corp. (in Canada and Europe) through a special warrant offering in 1996.

2.

I have discussed this comment and your prior comment #2 with Mr. Diakow, Mr. Shields and Mr. MacMillan.  I can advise that as a principal shareholder and promoter and with the concurrence of management, we confirm that the Company will not enter into a merger or acquisition with a non-mining entity or company within the foreseeable future.  We view the “foreseeable future” as at least the next 24 months.  Management is committed to the Company’s current business plan and Mr. Diakow remains tasked with sourcing new exploration properties and other mining opportunities.

3.

No agent or representative of the Company has taken any measure direct or indirect to locate a target non mining business at any time past or present.

Directors, Executive Officers, Promoters and Control Persons, page 21

4.

We have amended the disclosure to provide Mr. MacMillan’s Vancouver residential address.  You were correct that the address provided for Mr. MacMillan was a branch of Mailboxes, Etc.  Even though Mr. MacMillan was previously requested by the writer for his residential address, he inadvertently provided a secondary mailing address.  My apologies for poor communication on this end of the filing.

Part II

Recent Sales of Unregistered Securities, page 22

5.

I believe I have identified the point of confusion with respect to this comment.  The Company indeed issued all of its currently issued 9,902,300 shares on March 31, 2004.  The Company was incorporated on February 16, 2001 and conducted business since March, 2003.  As discussed in item 1 of Part 1 under “Description of Business”, our initial shareholder was Mr. Keith Ebert.  Mr. Ebert received 2,250,000 shares on February 17, 2001.  These shares were returned to treasury on November 1, 2003 concurrently with Mr. Ebert’s termination of his managing role of the Company.  In the period between February 17, 2001 and November 1, 2003, shareholder action was taken by Mr. Ebert.  I have amended the disclosure under “Recent Sales of Unregistered Securities” and “Certain Relationships and Related Transactions” to include the original issuance of shares to Mr. Ebert and their return to treasury.

Form 10-KSB for the fiscal year ended March 31, 2005

Plan of Operations

Phase 2 Geophysical Surveying

6.

The Phase 2 exploration program will be completed by the end of September, 2005.  Mr. Diakow has the necessary equipment and personnel booked to complete the program.  This program will be completed by the end of summer, 2005 so we have not revised the disclosure to suggest that it has been postponed.  Mr. Diakow has been involved with a home renovation this summer and has not been available to commit time for field work.  Additionally, this has been a very busy exploration season and equipment and support personnel have been in high demand.  Our disclosure in both the Form 10-KSB and Form 10-SB is now consistent and states the program will be completed by the end of September, 2005.

7.

We have filed the report of the former accountants in an amendment to the Form 10-KSB.

Change of Accountants

8.

We have filed a Form 8K and Form 8K amendment as requested.

9.

We have revised the disclosure in item 8 of the March 31, 2005 Form 10-KSB to conform to the previous comment.

Executive Compensation

10.

We have revised the summary compensation table to identify the compensation paid to Gerry Diakow.  The compensation is a consulting fee so it shows under “All Other Compensation” rather than “Salary” as suggested by the Company’s auditors.

We look forward to receiving additional comments or notification that we have cleared final comments.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures